SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 5 June 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

(1)	The Press Release issued on 5 June 2014.

PRESS RELEASE

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER

JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Amsterdam, 5 June 2014

ING announces intention to launch Initial Public Offering of NN Group and listing on Euronext Amsterdam

ING today confirms the intention to proceed with the Initial Public Offering (IPO) and listing on Euronext Amsterdam of NN Group N.V., an international insurance and investment management company offering retirement, life insurance, non-life insurance, investment management and banking (in the Netherlands) to its customers across Europe and Japan. The IPO will comprise existing ordinary shares in NN Group, currently wholly owned by ING.

NN Group highlights

•	NN Group is a leading Dutch insurer with a strong European insurance and investment management footprint and an attractive Japanese business, including its main business lines Nationale-Nederlanden, ING Insurance Europe, ING Investment Management and ING Life Japan.

•	NN Group maintains a strong balance sheet under a conservative regulatory environment in the Netherlands.

•	NN Group’s experienced and diverse leadership team has a clear focus on earnings improvement and cash generation, strong cost control and delivering an excellent customer experience.

•	NN Group’s strategic objectives are to generate capital for its shareholders and improve earnings. Management aims to achieve these objectives through NN’s transformation programme in the Netherlands, profitable growth and operating leverage in other segments, and diligent management of its Japan Closed Block VA segment.

•	NN Group’s dividend policy is focused on returning cash to shareholders. NN Group intends to pay a dividend in relation to the second half of 2014 of EUR 175 million, payable in 2015. NN Group envisages a dividend pay-out policy from 2015 onwards, payable from 2016, of 40-50% of the net operating result from the ongoing business. In addition, capital generated in excess of NN Group’s capital ambition, which may change over time, is expected to be returned to shareholders, unless it can be used for any other appropriate corporate purpose, including investments in value creating corporate opportunities.

Offer highlights

•	The intended IPO will consist solely of a secondary offering of a minority holding of NN Group’s existing ordinary shares currently held by ING Group to institutional and retail investors in the Netherlands and to certain institutional investors in various other jurisdictions.

•	ING will receive the net proceeds of the offering and will retain a significant majority holding in NN Group after its listing. ING will enter into customary lock-up arrangements with the underwriters in respect of the sale of its remaining NN Group shares, subject to certain customary exceptions.

•	Today’s announcement is in line with ING’s previously announced objective to divest its insurance and investment management businesses and become a pure bank. ING intends to divest more than 50% of its shareholding in NN Group before 31 December 2015 and the remaining shares before 31 December 2016, in line with the timeline ING has agreed with the European Commission.

•	As previously announced, ING agreed with three Asian-based investment firms, RRJ Capital, Temasek and SeaTown, that they will participate in the IPO as anchor investors for an aggregate amount of EUR 150 million. The NN Group shares that these three anchor investors will acquire at the IPO offer price will not be subject to any lock-up. In addition, ING has issued mandatory exchangeable subordinated notes to these anchor investors for an aggregate amount of EUR 1,125 million. These notes will accrue a 4% coupon, and are mandatorily exchangeable into NN Group shares in three tranches. The first tranche (an aggregate amount of EUR 450 million) plus accrued interest will be mandatorily exchanged into NN Group shares upon the settlement of the IPO at a discount of 1.5% to the IPO offer price. These shares will be subject to a lock-up for six months.

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Ralph Hamers, CEO of ING Group, said:

“Today’s announcement signals the launch of the final major transaction in ING’s five year restructuring . With the IPO of NN Group, we will have substantially completed the repositioning of ING as a pure bank. For NN Group it is a pivotal step in the journey to become a standalone company. I congratulate NN Group with the progress they have made in preparing for their future and in establishing a compelling investment case with a clear roadmap for shareholder returns.”

Lard Friese, vice-chairman of NN Group, said:

“We are excited to start this new phase towards our standalone future. NN Group combines strong market positions both in the Netherlands and in targeted international growth and cash generating businesses. Our business strategy is focused on increasing cash and capital generation through efficiency, while delivering excellent service and products to our customers. We thank our customers, employees, distribution partners and our shareholder ING for their ongoing support throughout this period of change. We’re proud of the progress we’ve made in shaping NN Group. The focus we will have as a standalone company helps us in our dedication to provide our clients with an excellent experience and to deliver on our company’s business objectives. We are enhancing our inclusive, international business culture in which we all go the extra mile to help people secure their financial futures.”

NN Group business overview

NN Group is an insurance and investment management group with a strong, predominantly European presence in more than 18 countries. NN Group has leading positions in life and non-life insurance in the Netherlands, a strong life and pensions presence in a number of other European markets (such as Poland, Hungary and Romania), a growing position in Turkey and a top-3 position in the Japanese Corporate Owned Life Insurance market. NN Group’s investment management business, ING Investment Management, offers its products and services globally through offices in several countries across Europe, the United States, the Middle East and Asia, with the Netherlands as its main investment management hub. NN Bank offers a range of banking products to retail customers in the Netherlands, providing diversification and strong cross selling potential with NN’s insurance business in the Netherlands. In addition, NN Group includes a Japanese Closed Block variable annuities portfolio which is projected to run-off relatively quickly due to the short-term maturity profile of the products in the portfolio.

NN Group’s operating result (before tax) from ongoing business was EUR 905 million in 2013 with Gross Written Premiums of EUR 9,525 million. Over the first quarter of 2014, the operating result for the ongoing business of NN Group was EUR 295 million. Shareholders’ equity was EUR 14.7 billion at the end of the first quarter of 2014. As at 31 March 2014, ING Investment Management had EUR 168 billion of assets under management.

NN Group strategy and targets

NN Group’s strategic objectives are to generate capital for its shareholders and improve earnings. Management seeks to achieve these objectives via transformation in the Netherlands, profitable growth and operating leverage in other segments and diligent management of its Japan Closed Block VA, supported by active risk management which aligns risk appetite with business objectives. Accordingly, management has set the following targets for NN Group:

•	Over time and assuming normal markets, current regulatory framework and no material special items, NN Group expects to generate free cash available to shareholders in a range around NN Group’s net operating result of the ongoing business;

•	Management’s aim is to achieve an annual operating result before tax of the ongoing business growth rate on average of 5-7% in the medium term;

•	Management’s aim is to reduce administrative expenses in Netherlands Life, Netherlands Non-life and corporate/holding entities by EUR 200 million by 2016, compared with 2013;

•	Management’s aim is to increase the net operating return on equity of the ongoing business (from a pro-forma 7.1% in 2013) in the medium term.

Further information on the strategy, targets and remittances per business segment is shown in Appendix 1 to this press release, which is also available on www.ing.com and www.nn-group.com.

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

NN Group dividend policy

NN Group’s dividend policy is focused on returning cash to shareholders. In relation to the second half of 2014, NN Group has the intention to pay a dividend of EUR 175 million, payable in 2015. This dividend payment is discretionary and not based on the dividend policy that NN Group intends to apply for 2015 and beyond. For 2015 and beyond, NN Group intends to pay an ordinary dividend annually in line with its medium to long term financial performance and envisages an ordinary dividend pay-out ratio of 40-50% of the net operating result from ongoing business.

In addition, capital generated in excess of NN Group’s capital ambition, which may change over time, is expected to be returned to shareholders, unless it can be used for any other appropriate corporate purpose, including investments in value creating corporate opportunities. As to the form in which excess capital may be distributed to shareholders, NN Group is committed to do so in a form which is most appropriate and efficient for shareholders at that specific point in time, such as special dividends or share buy backs.

NN Group capital framework

The capital framework for NN Group is based on the capitalisation at its operating units and the cash capital position at the holding company as well as overall leverage. Following the EUR 850 million capital injection by ING Group in May 2014, NN Group is well capitalised within its capital framework. NN Group used the injected funds to reduce debt owed to ING by EUR 200 million, further strengthen the capital base of NN Life by granting a perpetual loan of EUR 450 million, and increase the cash capital position in the holding company, by EUR 200 million. These items are reflected in the pro-forma numbers below.

The operating units are intended to be managed at their commercial capital levels, which may change over time, with all surplus capital to be returned to the holding company, subject to regulatory restrictions. All operating units are currently adequately capitalized. NN Group’s largest operating unit, NN Life had a pro-forma Solvency I ratio of 251% as at 31 March 2014.

The cash capital position in the holding company aims to cover stress events and to fund 18 months of holding and interest expenses. On a pro-forma basis, the holding company cash capital position was EUR 0.9 billion as at 31 March 2014. The leverage and fixed cost coverage ratios will be maintained consistent with a ‘single A’ financial strength rating. On a pro-forma basis, the financial leverage was EUR 3.7 billion and the financial leverage ratio was 24% as at 31 March 2014.

The capital injection from ING Group and the allowable amount of subordinated debt that can be considered in the IGD capital base, resulted in a pro-forma IGD ratio of 264% as at 31 March 2014. The reported IGD ratios of NN Group of 254% at 31 December 2013 and of 249% at 31 March 2014 have been revised to 251% and 245% respectively, to reflect a cap on the amount of allowable subordinated debt considered in the IGD capital base.

NN Group’s pro-forma AFR/EC ratio was 203% as at 31 December 2013. In connection with the calculation of Solvency II ratios, significant uncertainties remain in how the final regulations will be applied. It is expected that NN Group’s Solvency II ratio will be lower than the AFR/EC ratio and that this difference may potentially be significant depending on the final calibrations. Various management actions will be considered to ensure that NN Group is prepared for the introduction of Solvency II.

NN Group embedded value

The NN Group embedded value as at 31 December 2013 was EUR 10.3 billion, of which the most significant components are the Netherlands Life embedded value of EUR 5.6 billion and the Insurance Europe embedded value of EUR 3.1 billion. Adjusted for the EUR 850 million capital injection by ING Group and the EUR 0.4 billion negative impact of the agreement to make ING’s defined benefit pension plan in the Netherlands financially independent, the pro-forma embedded value would have been approximately EUR 10.7 billion as at 31 December 2013. Further details on embedded value are available in Appendix 2 of this press release, which is also available on www.ing.com and www.nn-group.com.

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

NN Group governance

NN Group is managed by a disciplined, highly motivated and experienced team. The members of NN Group’s senior leadership team have occupied significant and varied roles in the financial services industry with, on average, over 20 years of experience in the financial services industry. The team comprises a strong combination of new members and members who have longer-term experience with NN Group and its current shareholder ING Group, and with a deep knowledge of the business units. The team has developed NN Group’s strategy and is committed to its execution and implementation going forward.

NN Group recognises the importance of good corporate governance. The governing bodies will comprise an Executive Board, a Management Board and a Supervisory Board. The Executive Board is entrusted with the management, the strategy and the operations of NN Group under the supervision of the Supervisory Board. As of the date of settlement of the IPO, the Executive Board of NN Group will comprise of Lard Friese, chairman and chief executive officer, and Delfin Rueda Arroyo, chief financial officer.

The Management Board is the body entrusted with the day-to-day management of NN Group and the overall strategic direction of the company. In the following table the composition of the Management Board as at the date of settlement of the IPO is shown.

NN Group Management Board

Name	Position	Age
Lard Friese	Chairman, Chief executive officer (CEO)	51
Delfin Rueda	Chief financial officer (CFO)	50
Stan Beckers	Chief executive officer ING Investment Management	62
Doug Caldwell	Chief risk officer (CRO)	44
David Knibbe	Chief executive officer Netherlands Insurance[1]	43
Dorothee van Vredenburch	Chief change and organization (CCO)	49
Vacancy	Chief executive officer International Insurance	—

[1]	Mr. Knibbe currently is Chief executive officer Insurance Europe. His position as Chief executive officer Netherlands Insurance will commence on 1 September 2014.

The Supervisory Board is responsible for supervising the conduct of the Executive Board and the general course of affairs within NN Group and providing advice to the Executive Board. The Supervisory Board will consist of the following members as at the date of settlement of the IPO:

NN Group Supervisory Board

Name	Position	Age	Date of appointment	Termination/ reappointment date
Jan Holsboer	Chairman	67	1 March 2014	2016
Yvonne van Rooy	Member	62	1 March 2014	2016
Ralph Hamers	Member	48	Settlement Date	2017
Patrick Flynn	Member	53	Settlement Date	2017
Wilfred Nagel	Member	57	Settlement Date	2017
Heijo Hauser	Member	58	Settlement Date	2018
Hans Schoen	Member	59	Settlement Date	2018

Jan Holsboer and Yvonne van Rooy are currently members of the Supervisory Board of ING Group. As a result of their appointment to the Supervisory Board of NN Group, they will step down from the Supervisory Board of ING Group as of the date of settlement of the IPO. The appointment of the members of the NN Group Supervisory Board has been approved by the Dutch Central Bank (DNB).

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Further offering details

Before the IPO, NN Group will issue warrants to ING as the selling shareholder, which will be exercisable for a number of shares in NN Group up to 9.99% of the outstanding shares at IPO and at an exercise price equal to 200% of the offer price. The warrants will have a 10 year maturity and will be settled in new shares against a cash payment. The warrants will be freely transferable only after ING’s lock-up period as selling shareholder has expired. The warrants will be exercisable as of 1 year after the IPO. However, while ING holds the warrants it will undertake not to exercise any warrants until the third anniversary of the IPO. The warrants will include certain customary anti-dilution provisions which provide for adjustments of both the exercise price and the number of NN Group shares to which the warrant holder is entitled to in case of corporate events which lead to an immediate impact on the share price.

ING Group and NN Group have appointed J.P. Morgan, Morgan Stanley, ING Bank and Deutsche Bank as joint global co-ordinators for the IPO. BNP Paribas, Citigroup, Commerzbank, Credit Suisse and Nomura as well as the joint global coordinators are acting as the joint bookrunners for the IPO. Furthermore, ABN Amro, HSBC and RBC Capital Markets are the joint lead managers, and Keefe, Bruyette & Woods and Rabobank International are the senior co-lead managers for the IPO.

Full information about the offering will be included in the prospectus relating to the IPO. The prospectus will be published after it has been approved by the Netherlands Authority for the Financial Markets (AFM). This approval process is ongoing. Once approved by the AFM, the prospectus will be published and made available to the public at the start of the offering period, subject to securities law restrictions in certain jurisdictions. The approval of the prospectus by the AFM shall not constitute an approval of the soundness of the transactions proposed to investors.

INFORMATION FOR EDITORS

Ralph Hamers, CEO of ING Group and Lard Friese, Vice-Chairman of NN Group will discuss the announcements made today at a press conference at 10:00 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam, Journalists can also join in listen-only mode at +31 20 531 5871 or watch the live-webcast of the press conference.

Photos of NN Group are available at www.flickr.com/photos/nn-group. For further information on NN Group, please visit

www.nn-group.com. Photos of ING operations, buildings and its executives are available for download at

www.flickr.com/photos/inggroup. Footage (B-roll) of ING is available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com.

ING Group Press enquiries	ING Group Investor enquiries
Victorina de Boer	ING Group Investor Relations
+31 20 576 6373	+31 20 576 6396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

NN Group Press enquiries	NN Group Investor enquiries
Ingeborg Klunder	Karin de Jong
+31 20 541 6525	+31 20 541 5464
Ingeborg.Klunder@nn-group.com	Karin.de.Jong@nn-group.com

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

ING PROFILE

ING is a global financial institution of Dutch origin offering services through its operating companies ING Bank and NN Group. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 63,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA/ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US/ING.N). Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING being included in the Dow Jones Sustainability Index (Europe and World) the FTS4Good index and the Euronext Vigeo Europe 120 index.

NN GROUP PROFILE

NN Group is an insurance and investment management company with a strong, predominantly European presence in more than 18 countries. With over 12,000 employees the group offers retirement services, insurance, investments and banking. NN Group includes Nationale-Nederlanden, ING Insurance Europe, ING Investment Management and ING Life Japan, which are jointly preparing to become an independent, standalone company, separate from ING Group. NN Group is currently a fully-owned subsidiary of ING Group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in Canada or Japan or any (other) jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the Shares of NN Group in Canada or Japan or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

The Shares are not and will not be registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) and will also not be registered with any authority competent with respect to securities in any state or other jurisdiction of the United States of America. The Shares may not be offered or sold in the United States of America absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. There will be no public offering of Shares in the United States. Any Shares sold in the United States will be sold only to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in reliance on Rule 144A.

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

In the United Kingdom, this document and any other materials in relation to the Shares is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” (as defined in section 86(7) of the Financial Services and Markets Act 2000) and who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

In Australia this document is for distribution only to professional or sophisticated investors (i.e. those persons to whom offers can be made without a disclosure document, in accordance with sections 708(8) and (11) of the Corporations Act 2001 (Cth)) who are “wholesale clients” within the meaning of section 761G of the Corporations Act 2001 (Cth). The entity receiving this document represents and warrants that if it is in Australia it is a wholesale client and either a professional or sophisticated investor and that it will not distribute this document to any person outside Australia. This document is not supplied in connection with any offering of Shares. A decision whether to subscribe for the Shares should be made on the basis of the information in the relevant disclosure document which will be issued by NN Group.

NN Group has not authorised any offer to the public of Shares in any Member State of the European Economic Area other than the Netherlands. With respect to any Member State of the European Economic Area, other than the Netherlands, and which has implemented the Prospectus Directive (each a Relevant Member State), no action has been undertaken or will be undertaken to make an offer to the public of Shares requiring publication of a prospectus in any Relevant Member State. As a result, the Shares may only be offered in Relevant Member States (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (ii) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purpose of this paragraph, the expression “offer of Shares to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable the investor to decide to exercise, purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.

No action has been taken by NN Group that would permit an offer of Shares or the possession or distribution of these materials or any other offering or publicity material relating to such Shares in any jurisdiction where action for that purpose is required.

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

This announcement does not constitute a prospectus. An offer to acquire Shares pursuant to a proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in a prospectus to be made generally available in the Netherlands in connection with such offering. When made generally available, copies of such prospectus may be obtained at no cost from NN Group or through the website of NN Group.

J.P. Morgan, Morgan Stanley, ING Bank and Deutsche Bank and the other managers named herein act exclusively for ING Group and NN Group and no-one else in connection with any offering of Shares and will not be responsible to anyone other than ING Group for providing the protections afforded to their respective customers or for providing advice in relation to any offering or any transaction or arrangement referred to herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 5 June 2014